

Melissa Wallace

5/24/24 Partner Meeting Recap & Action Items
8 messages

Melissa Wallace   Mon, May 27, 2024 at 6:43 PM

To:

Thank you all again for yet another productive meeting.

We are one week away from our official launch! Which means first things first - we must raise at least another $50k for the WeFunder this week.

Email Message for those who say yes/maybe:

We're in the final week of our private WeFunder campaign! Now is the time to get the 1.5X return before it is gone.

If you contribute this week, you will also help us secure the next round of funding. We have interested investors that are standing by once we raise this first $100k and we are almost there!

Please go to WeFunder to contribute this week. And if you need more time, simply complete this quick form.

MEETING NOTES & ACTION ITEMS here.
* Email marketing plan and database mgmt are of the most importance this week!!
* Finalized video coming tomorrow!

A FEW FYIs:

1. **WeFunder Social Strat:** We have a strategy for keeping momentum during the live WeFunder. Each week we will select 1-2 of you to promote via socials. Please be on the lookout out for info on this from Danika and reach out with any questions!
2. **Hackathon:** Are you joining? Able to help out at all? Please let Karen know.
3. **Founders & Funders:** Are you joining and able to help? Please let Karen know. ALSO YOU MUST REGISTER!

Have a great week. History is changing thanks to all of you!

Melissa

--
Melissa Wallace

INVEST IN WOMEN
CEO & Founding Partner



Natalie Kaminski   Mon, May 27, 2024 at 10:42 PM
To: Melissa Wallace

Hey Melissa, for some reason this was not on my calendar and I don't recall seeing an invitation. Can you make sure I am on the list?

> On May 27, 2024, at 18:43, Melissa Wallace wrote:

Melissa Wallace   Tue, May 28, 2024 at 6:23 AM
To: Natalie Kaminski

I am so sorry about that! You should be on there now.
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Randi Cohen   Tue, May 28, 2024 at 7:40 AM
To: Melissa Wallace

Hello my love!   I am local all week and next weekend. Can we nail down an activity together? Maybe a combo of workout and drinks?

What do you need for Founders & Funders? I will be there, so put me to work if you need something.

Natalie Kaminski   Tue, May 28, 2024 at 8:50 AM
To: Melissa Wallace

Awesome, thanks!

Natalie Kaminski
CEO
JetRockets

I'd love to connect. Here's my calendar link to make finding time easy.



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Lauren Bercuson   Tue, May 28, 2024 at 11:31 AM
To: Melissa Wallace

Hey Melissa! Hope you are doing wonderfully and had a nice long weekend!
School ends next week - I would love to get a meeting on the calendar if you are up for
it? It would be great to hear where you are now with FF and be caught up so I can start
attending the meetings and have a good grasp of the business! Let me know your
thoughts!
Looking forward to connecting soon.
L

 Lauren Bercuson
TRADEMARK ATTORNEY
FOUNDER OF STORYLOCK LEGAL

STORYLOCKLEGAL.COM

**CHECK THIS OUT: Why Investing in a Trademark Is a MUST for Your Business...
Even When You're Bootstrapped and Money is Tight!**

Melissa Wallace   Fri, May 31, 2024 at 12:19 PM

To: Karen Li   Danika McVarish

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Melissa Wallace

Fri, May 31, 2024 at 12:56 PM

To: Randi Cohen

THIS is how freaking busy I am. I have been wanting to reply all week. I am at the Hackathon all weekend :(but I will see you Monday!

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